UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

19 May 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

CRH plc

19th May 2017

Notification of change in Director's details

Mr. Donald A. McGovern, Jr. has been appointed as a member of the Board of Directors of Cars.com Inc. with effect from 18th May 2017.  This disclosure is made to comply with paragraph 9.6.14(2) of the Listing Rules.

Contact:

Neil Colgan
Company Secretary
Tel: +3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 19 May 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary